Filed on June 4, 2009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

Pioneer Diversified High Income Trust, Pioneer Floating Rate Trust, Pioneer High Income Trust, and Pioneer Investment Management, Inc.

AMENDMENT NO. 2 AND RESTATEMENT OF THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER.

Communications, Notice and Order to:

Dorothy E. Bourassa, Esq.

Pioneer Investment Management, Inc.

60 State Street

Boston, Massachusetts 02109-1820

With copies to:

Roger P. Joseph, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8247

Page 1 of 29 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of PIONEERDIVERSIFIED HIGH INCOME TRUST PIONEER FLOATING RATE TRUST PIONEER HIGH INCOME TRUST PIONEER INVESTMENT MANAGEMENT, INC. Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 2

AND RESTATEMENT OF THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

File No. 812-13432

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Pioneer Diversified High Income Trust, Pioneer Floating Rate Trust and Pioneer High Income Trust (the “Current Funds”) and their investment adviser, Pioneer Investment Management, Inc. (“PIM”; and together with the Current Funds, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing each Current Fund and any registered closed-end investment company in the future that seeks to rely on the Order that is advised by PIM (including any successor in interest1) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with PIM (any such entity or PIM, the “Investment Adviser”) an exemption from the provisions of Section 19(b) of the Act and Rule

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1      A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

19b-1 thereunder, as more fully set forth below.2  The Current Funds and such registered closed-end investment companies that in the future seek to rely on the Order (the “Future Funds”) are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

I.	Description of Applicants

Each Current Fund is a closed-end management investment company registered under the Act. Set forth below in tabular format is descriptive information regarding the Current Funds. The Pioneer Diversified High Income Trust and the Pioneer High Income Trust are diversified funds. The Pioneer Floating Rate Trust is a non-diversified fund.

Fund	Investment Objective	Summary Strategy

Pioneer Diversified High Income Trust, a Delaware statutory trust (1/31/07)

The Fund’s primary investment objective is to provide common shareholders with a high level of current income. As a secondary investment objective, the Fund seeks capital appreciation to the extent consistent with its primary investment objective.

The Fund allocates its investments principally among three sectors of the fixed income securities markets: (i) below investment grade debt securities and preferred stocks of U.S. and non-U.S. issuers, including governmental and corporate issuers in emerging markets, (ii) floating rate loans, and (iii) “event-linked” bonds, which sometimes are referred to as “insurance-linked” or “catastrophe” bonds.

The Fund may invest in securities and other obligations of any credit quality, including those that are rated below investment grade or are unrated by determined by the adviser or subadviser, as applicable, to be of equivalent credit quality. Under normal market conditions, the Fund invests at least 80% of its managed assets in a diversified portfolio of below investment grade (high yield) debt securities, loans and preferred stocks.

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2      All existing registered closed-end investment companies that currently intend to rely on the requested Order are named as Applicants. Any Future Fund that relies on the Order in the future will comply with the terms and conditions of the requested Order.

Pioneer Floating Rate Trust, a Delaware statutory trust (10/06/04)

The Fund’s primary investment objective is to provide a high level of current income. As a secondary investment objective, the Fund seeks preservation of capital to the extent consistent with its primary investment objective.

Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its managed assets in senior floating rate loans.

The Fund may also invest in other floating rate and variable rate instruments, including second lien loans, and high yield, high risk corporate bonds, investment grade fixed-income debt securities, preferred stocks (many of which have fixed maturities), convertible securities, securities that make “in-kind” interest payments, bonds not paying current income, bonds that do not make regular interest payments and money market instruments.

The Fund may invest up to 10% of its total assets in floating rate senior loans and other securities of non-U.S. issuers, including emerging market issuers, and may engage in certain hedging transactions.

Pioneer High Income Trust, a Delaware statutory trust (1/03/02)

The Fund’s investment objective is a high level of current income. The Fund may, as a secondary investment objective, also seek capital appreciation to the extent consistent with its investment objective.

The Fund invests at least 80% of its managed assets in below investment grade (high yield) debt securities, loans and preferred stocks. The Fund may invest in high yield securities of any rating, including securities that are in default at the time of purchase.

The Fund’s investment in fixed income securities may include bonds and preferred stocks that are convertible into equity securities of the issuer. The Fund will not invest more than 50% of its total assets in convertible instruments.

The Fund may invest a portion of its assets in loan participations and other direct claims against a borrower.

The Fund may invest up to 10% of its total assets in distressed securities, including corporate loans, which are the subject of bankruptcy proceedings or otherwise in default as to repayment of principal and/or payment of interest at the time of acquisition by the Fund or are rated in the lower rating categories.

Each of Pioneer Floating Rate Trust and Pioneer High Income Trust has outstanding one class of common shares of beneficial interest and three series of preferred shares. Pioneer Diversified High Income Trust has outstanding one class of common shares of beneficial interest. The Current Funds’ outstanding common shares are listed and traded on the New York Stock Exchange, in the case of Pioneer Floating Rate Trust and Pioneer High Income Trust, and the NYSE Amex, in the case of Pioneer Diversified High Income Trust. Pioneer Diversified High Income Trust and the Future Funds may in the future determine to issue one or more series of preferred shares, and Pioneer Floating Rate Trust and Pioneer High Income Trust may in the future determine to issue additional series of preferred shares.

                PIM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. PIM is a direct, wholly-owned subsidiary of Pioneer Investment Management USA Inc. (“PIM USA”) and is an indirect, wholly-owned subsidiary of Pioneer Global Asset

Management S.p.A. (“PGAM”) and its parent UniCredit S.p.A. (“UniCredit”). UniCredit is an Italian banking company and global financial services organization that engages in retail banking, corporate banking, investment banking, asset management, consumer credit, mortgages,

and leasing activities. As of March 31, 2009, PGAM and its subsidiaries had approximately $205 billion in assets under management, of which approximately $44 billion was managed in the U.S.

II.	Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

                The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into

“capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an Order pursuant to

Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

III.	Representations of the Applicants

Applicants make the following representations regarding the requested relief:

Prior to implementing a distribution plan in reliance on the Order, the board of trustees (the “Board”) of a Fund, including a majority of the members who are not “interested persons” of such Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), shall have requested, and the Investment Adviser shall have provided, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy. In particular, the Board and the Independent Trustees shall have reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such distribution policy on such Fund’s long-term total return (in relation to market price and net asset value (“NAV”) per common share), the relationship between such Fund’s distribution rate on its common shares under such distribution policy and such Fund’s total return (in relation to NAV per share), whether the rate of distribution would exceed such Fund’s expected total return in relation to its NAV per share, and any foreseeable material effects of such policy on such Fund’s long-term total return (in relation to market price and NAV per share).

The Independent Trustees also shall have considered what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and such Fund might have with respect to the adoption or implementation of such distribution policy. Only after considering such information shall the Board, including the Independent Trustees, of such Fund approve a distribution policy with respect to such Fund’s common shares (the “Plan”) and in connection with such approval shall have determined that such Plan is consistent with such Fund’s investment objectives and in the best interests of such Fund’s common shareholders.

Generally, the purpose of a Plan would be to permit a Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year, and, if so determined by its Board, all or a portion of the returns of capital paid by portfolio companies to the Fund during such year. It is anticipated that under the Plan of a Fund, such Fund would distribute to its common shareholders a fixed monthly percentage of the market price of such Fund’s common shares at a particular point in time or a fixed monthly percentage of NAV per share at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. It is anticipated that under a Plan, the minimum annual distribution rate with respect to a Fund’s common shares would be independent of such Fund’s performance during any particular period but would be expected to correlate with such Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund’s performance for the entire calendar year and to enable a Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

In addition, prior to the implementation of a Plan for a Fund, the Board of the Fund shall have adopted policies and procedures under Rule 38a-1 under the Act that:

(i)        are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by such Fund or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii)       require the Fund to keep records that demonstrate its compliance with all of the terms and conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of a Fund shall summarize the basis for its approval of a Plan, including its consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

                In order to rely on the Order in the future, a Fund that is not a Current Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the Board of such Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the Plans of the Current Funds in that such distribution policy may be to distribute a fixed amount or a fixed percentage of NAV or NAV per share without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time,

and may exclude references to distributions of capital from portfolio companies. Notwithstanding the foregoing, under any such distribution policy such Fund would expect that its distributions would correlate with its total return over time plus, if applicable, distributions of capital received from such Future Fund’s portfolio companies.

IV.	Justification for the Requested Relief

               Section 6(c) of the Act provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from

Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.	Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of the Current Funds may prefer an investment vehicle that provides regular/monthly distributions and a steady cash flow through a fixed distribution policy.

                An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAVs. In the view of the Applicants, this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Fund’s common shareholders along with the Fund.

2.	Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same type of information is included in each Current Fund’s annual report to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred (if applicable) shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

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3      See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below, and will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

                Rule 19a-1, the applicable Plan and the compliance policies will ensure that each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the

Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.

Compliance with each Fund’s compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, each Fund will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

                The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling a Fund to realize long-

term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

              The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality,

dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

5.	Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a Plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its Plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions are either fixed or are

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4      These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.

As previously discussed, Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

                The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.	General

The relief requested is that the Commission permit each Fund to make periodic distributions in respect of its common shares as often as monthly and in respect of its preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

                In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’

distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.	Applicants’ Conditions

               Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1.	Compliance Review and Reporting

               The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions to the Order and (ii) a Material Compliance Matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b)

review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.	Disclosures to Fund Shareholders

(a)       Each 19(a) Notice to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)	Will provide, in a tabular or graphical format:

(1)       the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)       the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)       the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and

(4)       the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date.

                Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)	will include the following disclosure:

(1)       “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2)       “The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;5 and

(3)       “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)       On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

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5      The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(i)        describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)	include the disclosure required by condition 2(a)(ii)(1) above;

(iii)      state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv)      describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

                (c)       Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form

N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.	Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a)       The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund shareholder, prospective shareholder or third-party information provider;

(b)       The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a) (ii) above, as an exhibit to its next filed Form N-CSR; and

(c)       The Fund will post prominently a statement on its (or the Investment Adviser’s) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4.	Delivery of 19(a) Notices to Beneficial Owners

               If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent,

reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.	Special Board Review for Funds Whose Common Stock Trades at a Premium

If:

(a)       The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)       The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)        At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1)       will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)       will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

                (A)      whether the Plan is accomplishing its purpose(s);

                (B)      the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)      the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)       based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

                               (ii)       The Board will record the information considered by it, including its consideration of the factors listed in condition 5

(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.	Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a)       a rights offering below NAV to holders of the Fund’s common shares;

(b)       an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)       an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)        the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution declaration date6, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date7; and

(ii)       the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains

_________________________

6      If the Fund has been in operation for less than six months, the measured period will begin immediately following the Fund’s first public offering.

7      If the Fund has been in operation for less than five years, the measured period will begin immediately following the Fund’s first public offering.

                with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

7.	Amendments to Rule 19b-1

                The requested order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-

end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.	Applicable Precedent

                The Commission has granted relief substantially the same as that sought here pursuant to ING Clarion Real Estate Income Fund,

Investment Company Act Rel Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order) and John Hancock Income Securities,

et al., Investment Company Act Rel Nos. 28372 (August 29, 2008) (notice) and 28389 (September 24, 2008) (order) (each permitting certain closed-end investment companies to make periodic distributions of long term capital gains with respect to their outstanding common stock as frequently as twelve times each year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that such investment companies may issue).

VII.	Procedural Compliance

By written consent, the Board of each of the Current Funds adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED, to approve the filing of an exemptive order application with the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder permitting the Fund to make periodic capital gains distributions on any class of capital stock of the Fund in any one taxable year, and make such amendments to such application as the officers of and counsel to the Fund deem necessary and appropriate; and be it

RESOLVED, that the President, the Treasurer, and the Secretary of the Fund be and each of them hereby is authorized, acting singly, to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same way approve, his or her execution thereof to be conclusive evidence of such approval.”

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Agreement and Declaration of Trust or the corporate organizational documents, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board of Trustees or Board of Directors, as applicable; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.           (a) The address of each of the Applicants is as follows:

60 State Street

Boston, MA 02109-1820

(b) Any questions regarding this Application should be directed to:

Roger P. Joseph, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

VIII.	Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV per share.

SIGNATURES

The investment company listed below has caused this application to be duly executed on its behalf this 4th day of June, 2009.

PIONEER DIVERSIFIED HIGH INCOME TRUST

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title: Secretary

Pioneer Investment Management, Inc. has caused this application to be duly executed on its behalf this 4th day of June, 2009.

PIONEER INVESTMENT MANAGEMENT, INC.

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title: Secretary

EXHIBIT INDEX

A.	Verification of Pioneer Diversified High Income Trust,

Pioneer Floating Rate Trust and Pioneer High Income Trust

B.	Verification of Pioneer Investment Management, Inc.

EXHIBIT A

VERIFICATION

The undersigned states that she has duly executed the attached Application dated June 4, 2009 for and on behalf of Pioneer Diversified High Income Trust, Pioneer Floating Rate Trust and Pioneer High Income Trust (the “Pioneer Funds”); that she is the Secretary of the Pioneer Funds; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER DIVERSIFIED HIGH INCOME TRUST

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa
Title: Secretary

EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application dated June 4, 2009 for and on behalf of Pioneer Investment Management, Inc. (“PIM”); that she is the Secretary of PIM; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER INVESTMENT MANAGEMENT, INC.

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title: Secretary